

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

<u>Via E-mail</u>
Maxwell Grant
Chairman and Chief Executive Officer
Chancellor Group, Inc.
216 South Price Road
 Pampa, Texas 79065

>   **Re: Chancellor Group, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 19, 2011**
>   **Current Report on Form 8-K**
>   **Filed October 20, 2011**
>   **File No. 0-30219**

Dear Mr. Grant:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ A.N. Parker
>
>   Anne Nguyen Parker
>   Branch Chief

CC: Brandon Wing
       Sprouse Shrader Smith P.C.